

February 23, 2011

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

> **Re:** **Aceto Corporation**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Forms 10-Q for the periods ended September 30, 2010 and**
> **December 31, 2010**
> **Form 8-K filed September 10, 2010**
> **File No. 0-4217**

Dear Mr. Roth:

We have reviewed your response letter dated February 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.


FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Note 7 – Environmental Remediation, page 55

2. We note your response to comment five from our letter dated January 27, 2011. In order for us to more fully understand how you have accounted for the Arsynco facility, please address the following:

- Tell us the carrying value of the Arsynco property when it was first classified as held for sale in fiscal 2006;
- Quantify any changes to the carrying value of the property since fiscal 2006 and the reasons for these changes (including any remediation costs that you have capitalized to the property);
- Quantify the amount of cumulative depreciation that has not been recorded since the property was first classified as held for sale;
- Describe the specific actions you have taken since fiscal 2006 to locate a buyer and tell us if this search has been continuous since fiscal 2006;
- Tell us the sales price you originally marketed the property for in fiscal 2006, quantify any subsequent sales price reductions or increases, and the reasons for those price changes;
- Clarify if the property is actively being marketed at a sales price that reflects its current unremediated condition or if it is being marketed at a sales price that reflects its expected value after remediation. Please also tell us how you determined that the current sales price is reasonable;
- Confirm for us if you currently have a firm purchase commitment as defined in ASC 360-10-20. If so, please tell us the significant terms associated with this firm purchase commitment, including the date all significant terms were agreed to; and
- If you do not currently have a firm purchase commitment, please tell us how you determined it was appropriate to rely upon the conditions in ASC 360-10-45-11(b) for an exception to the one-year requirement in ASC 360-10-45-9(d).

Note 10 – Interest and Other Income, page 60

3. We note your response to comment six from our letter dated January 27, 2011. According to your cash flow statement, earnings on your equity investments in a joint venture were material to both your other income (expense) and your income from continuing operations for the year ended June 30, 2010. It appears that a similar trend has occurred during the six months ended December 31, 2010. Thus, we continue to believe it would be useful to readers for you to present your joint venture earnings in a separate line item on the face of your consolidated statements of income. We also believe it would be useful to readers if you revised your footnotes to disclose the nature of your joint venture's operations, your ownership percentage in the joint venture and how you account for joint venture activities.

4. We note your response to comment six from our letter dated January 27, 2011. Although income averaging based on computation note 2 of Rule 1-02(w) of Regulation S-X is permitted for income test calculations involving annual periods, it should not be used when performing income test calculations for interim periods. Please confirm that the income test calculations you performed for interim periods were based on the year-to-date interim period income statement for the current year and that you did not use income averaging for your interim period income test calculations. Otherwise, please revise your computations accordingly and advise us if any of the results exceeded the 20% significance level for interim periods. Please also confirm that your joint venture did not exceed the 10% annual financial statement significance thresholds for the asset and investment tests under Rule 4-08(g) of Regulation S-X and the 20% interim financial statement significance threshold for the investment test.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

Condensed Consolidated Financial Statements

Note 11 – Income Taxes, page 17

5. We note your disclosure that you repatriated approximately $15 million of cash from certain foreign subsidiaries, resulting in a tax charge of $2.6 million during the three and six months ended December 31, 2010. On page 62 of your Form 10-K for the fiscal year ended June 30, 2010, you indicated that you had not provided for taxes on undistributed earnings of foreign subsidiaries amounting to $81.7 million at June 30, 2010 because substantially all of these earnings were expected to be permanently reinvested in foreign operations. We also note that you repatriated $6 million of earnings from foreign subsidiaries in June 2009. Please tell us how you believe your policy complies with ASC 740-30-25-17. In particular, please describe the specific plans you had as of June 30, 2010 for reinvestment of the undistributed earnings of your international subsidiaries which demonstrated that the remittance of these earnings would be postponed indefinitely.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief